Exhibit 99

CERTIFICATION

      The undersigned each certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge this report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that, to his knowledge, the information contained in this report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the plan.

      A signed original of this written statement required by Section 906 has been provided to EnPro Industries, Inc. and will be retained by EnPro Industries, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 30, 2003	/s/ Richard C. Driscoll

Richard C. Driscoll Senior Vice President — Human Resources

Date: June 30, 2003	/s/ Stephen V. Spradling

Stephen V. Spradling Director of Compensation and Benefits